

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2024

Michael Sonnenshein
Chief Executive Officer
Grayscale Bitcoin Trust (BTC)
290 Harbor Drive, 4th Floor
Stamford, CT 06902

> **Re: Grayscale Bitcoin Trust (BTC)**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed December 26, 2023**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed January 2, 2024**
> **File No. 333-275079**

Dear Michael Sonnenshein:

We have reviewed your amended registration statements and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-3

Risk Factors, page 17

1.   To the extent material, please include risk factor disclosure that addresses the risks related to your Custodian acting in the same capacity for several competing products.

Creation and Redemption of Shares
Redemption Procedures, page 33

2.   We note your revised disclosure that the Trust will only allow cash redemptions. We observe that an all cash redemption model may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820.

Please confirm your understanding that our decision not to issue comments should not be interpreted to mean that we either agree or disagree with the application of your current accounting policy to an all cash redemption model. Please also confirm your understanding that we may comment further on this matter in a future filing review.

 Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Joseph Hall